                             FORTIS BENEFITS
                            INSURANCE COMPANY
                            St. Paul Minnesota
                             A Stock Company


We will pay the proceeds if we receive due proof that the insured died while this policy was in force. The amount and duration of the death benefit may increase or decrease depending on investment results of the subaccounts of the Separate Account and on the death benefit option selected as described in the Death Benefit section.

THE CASH VALUE UNDER THIS POLICY INCREASES OR DECREASES DEPENDING ON INVESTMENT RESULTS OF THE SUBACCOUNTS OF THE SEPARATE ACCOUNT. THERE IS NO GUARANTEED MINIMUM CASH VALUE.

                         RIGHT TO RETURN POLICY

This policy may be returned to us any time prior to the latest of: (a) 10 days after its delivery to you; or (b) 10 days after delivery of a Notice of Withdrawal Right. The policy may be returned by delivery or mail, to our Home Office along with a written notice to cancel it. We will refund any policy value of the policy plus any monthly deductions, premium expense charges, mortality and expense risk charges deducted in determining the value of the separate account and asset charges deducted in determining the share value of the underlying funds. If the state in which you live requires it, we will refund the premium paid.

Signed for Fortis Benefits Insurance Company, St. Paul, Minnesota, to take effect on the policy date.

                 /s/ illegible                        /s/ illegible
               SENIOR VICE PRESIDENT                 SENIOR VICE PRESIDENT


     FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95 POLICY. FLEXIBLE PREMIUMS PAYABLE DURING THE LIFETIME OF THE INSURED UNTIL THE MATURITY DATE. DEATH BENEFIT PAYABLE AT DEATH PRIOR TO MATURITY DATE. ADJUSTABLE DEATH BENEFIT. SURRENDER VALUE PAYABLE ON MATURITY DATE. NONPARTICIPATING. SOME BENEFITS REFLECT INVESTMENT RESULTS.

                            READ YOUR POLICY CAREFULLY



This policy is a legal contract between the owner and Fortis Benefits Insurance Company

                               TABLE OF CONTENTS

                                    PAGE #                                          PAGE #
                                    ------                                          ------
Annual Report ......................  4           Policy Values ...................... 7
Assignments ........................  3           Premiums ..........................  4
Beneficiary ........................  3           Reinstatement .....................  4
Cost of Insurance ..................  7           Rights Reserved by Us .............  6
Death Benefit ......................  6           Separate Account ..................  5
Deductions .........................  7           Settlement Options ................  9
Exchange of Policy .................  5           Suicide ...........................  4
Grace Period ......................   4           Surrenders ........................  8
Incontestable ......................  3           Transfers .........................  6
Maturity Date ......................  3           Valuation Date and Period .........  2
Policy Loans ......................   8           Withdrawals .......................  9
Policy Owner ......................   3

Any policy amendments or endorsements follow the policy schedule. Additional benefits added by rider follow the Settlement Options. The application is the last page of this policy.

You, Your
     The owner of this policy.

We, Us, Our
     Fortis Benefits Insurance Company

                              POLICY SCHEDULE

                                                           NUMBER OF YEARS         DATE OF
FORM NUMBER        BASE PLAN AND ADDITIONAL BENEFITS       PREMIUMS PAYABLE        MATURITY
-----------        ---------------------------------       ----------------        --------
L18-86              FLEXIBLE PREMIUM VARIABLE LIFE                60            JANUARY 01, 2052
L79               *GUARANTEED DEATH BENEFIT RIDER                 30            JANUARY 01, 2022

Maturity date is the policy anniversary following the insured's 95th birthday. It is possible that coverage will expire prior to the maturity date shown if either: premiums paid following payment of the initial premium, or investment results on the designed Subaccounts, and interest credited on the General Account are insufficient to continue coverage to such date.


* Initial deductions for this rider are shown on page two of your policy schedule under policy charges.


                                         Age:  35          Sex: MALE

Insured:  JOHN DOE                       Policy Number:  WMH70000

Owner:    JOHN DOE                       Premium Class:  NONSMOKER

Payor:    JOHN DOE                       Required Monthly Premium:       $65.25
                                         Base Policy:     $65.25
Policy Date:  JANUARY 01, 1992           Riders:          $ 0.00

Death Benefit Option:  B                 Initial Premium:             $1,200.00
                                         Planned Periodic Premium:    $1,200.00

Face Amount:                 $100,000    Frequency:  ANNUAL

Minimum Face Amount:          $25,000    Policy Loan Interest Rate:     7.40%

                        INITIAL PREMIUM ALLOCATIONS

         Managed Subaccount                                 0%
         Growth Stock Subaccount                          100%
         U.S. Government Securities Subaccount              0%
         Money Market Subaccount                            0%
         Income Subaccount                                  0%
         General Account                                    0%

                           POLICY CHARGES

                                                                       GUARANTEED
                                                         CURRENT         MAXIMUM
                                                         CHARGE          CHARGE
                                                         -------       -----------
Premium Expense Charge:
         Premium Tax Charge                                2.3%           5.0%
         Sales Expense Charge                              5.0%           5.0%

Deductions:
         Monthly Expense Charge (First Year)             $0.00         $15.00
         Monthly Administrative Charge (All Years)       $5.00          $5.00
         Monthly Expense Charge (First Year)             $0.00         $25.00*

* Current charges are calculated at $0.00, guaranteed at $0.25, per $1,000 of initial face amount.

RIDERS:  (INITIAL MONTHLY CHARGES FOR NONSMOKER INSUREDS)
         GUARANTEED DEATH BENEFIT RIDER                  $1.00          $1.00

Other:

         Maximum Transfer Charge                         $0.00         $25.00
         Maximum Withdrawal Charge                       $0.00         $25.00

                               DEFERRED CHARGES

                       POLICY                DEFERRED SALES
                        YEAR                    CHARGE
                       ------                --------------
                         01                     $195.75
                         02                     $195.75
                         03                     $195.75
                         04                     $195.75
                         05                     $195.75
                         06                     $156.60
                         07                     $117.45
                         08                      $78.30
                         09                      $39.15
                         10+                      $0.00

Note: Presumes that at least the required premium of $783.000 which is subject to the deferred sales charge is paid in year one. An additional table of deferred charges will be provided (and additional first year expenses are assessed) when an increase in your face amount is requested. A decrease in face amount in the first year will decrease the maximum deferred charges by the proportion of the decrease to the original face amount multiplied by the number of remaining full months divided by 12.

The required monthly premium changes with changes in benefits and ratings.

Information in this policy schedule applies to the initial face amount. If you make a policy change that affects these charges, we will send you a new policy schedule.

                               ENDORSEMENT

This Endorsement is hereby made a part of the attached policy.

1.    The following definition is added to the DEFINITIONS:

      REALLOCATION DATE

      The reallocation date is 20 days after we release the policy to an active status in our processing system.

2. The fifth paragraph of the PAYMENT OF PREMIUMS provision is replaced with the following:

      Premiums will be credited on the valuation date they are received at our Home Office. All net premiums credited to this policy prior to the reallocation date will be allocated to the general account.

      On the reallocation date, the value in the general account will be allocated to the various subaccounts or the general account according to your requested premium allocation. If we do not receive a premium allocation request, the money will stay in the general account until we receive other instructions.

3.    The CHANGES IN FACE AMOUNT provision is replaced with the following.

      CHANGES IN FACE AMOUNT

      The face amount may be increased at any time. It may be decreased at any time after the first policy year. A decrease will be allowed only if premiums paid are at least equal to the sum of 12 required monthly premiums for the initial face amount. A comparable restriction applies after any face amount increase. You must request a change in writing. Any increase or decrease will take effect in the first monthly anniversary following the day we approve the request. Changes are subject to the following:

      1.   The decrease will be applied to the initial face amount and any increase in face amount, in reverse order in which the increases became effective. The face amount after any requested decrease may not be less than the minimum face amount above
           [...............ILLEGIBLE TYPE..................] allowed if it would cause the policy to fail to qualify as life insurance under Section 7702 of the Code.

      2. Any request for an increase will require proof of insurability satisfactory to us. An increase will also require sufficient surrender value to cover the fist new monthly deduction. The minimum increase is shown on your policy schedule and is subject to our issue rules and limits at the time of the increase. Increases will not be allowed if any disability benefit is paid under the terms of a rider.

4. The following is hereby added after the first sentence of the WITHDRAWALS provision:

      After the fist year, cash withdrawals will only be allowed if premiums paid are at least equal to the sum of 12 required monthly premiums for the initial face amount. A comparable restriction applies after any face amount increase.

Signed for the Company to take effect on the policy date.

           /s/ illegible                    /s/ illegible
              SECRETARY                        PRESIDENT

55969

                            COST OF INSURANCE TABLE

                   GUARANTEED MONTHLY COST OF INSURANCE RATES
                          NON-SMOKER RATES PER $1,000

                      MONTHLY                   MONTHLY                   MONTHLY                   MONTHLY
                    GUARANTEED                GUARANTEED                GUARANTEED                GUARANTEED
           AGE         RATE          AGE         RATE          AGE         RATE          AGE         RATE
-------------------------------------------------------------------------------------------------------------
MALE         0        0.21947         25        0.12510         50        0.42869         75        5.33373
             1        0.08588         26        0.12259         51        0.46808         76        5.90738
             2        0.08254         27        0.12092         52        0.51337         77        6.51159
             3        0.08087         28        0.12009         53        0.56540         78        7.15073
             4        0.07753         29        0.12009         54        0.62335         79        7.84589
             5        0.07336         30        0.12092         55        0.68806         80        8.62092
             6        0.06919         31        0.12343         56        0.75872         81        9.49888
             7        0.06502         32        0.12577         57        0.83366         82       10.50135
             8        0.06252         33        0.13177         58        1.91711         83       11.62821
             9        0.06169         34        0.13762         59        1.01077         84       12.86209
            10        0.06252         35        0.14430         60        1.11554         85       14.17585
            11        0.06752         36        0.15181         61        1.23231         86       15.56506
            12        0.07670         37        0.16183         62        1.36707         87       17.00225
            13        0.08921         38        0.17269         63        1.51990         88       18.48643
            14        0.10340         39        0.18438         64        1.69008         89       20.04131
            15        0.11341         40        0.19858         65        1.87686         90       21.69370
            16        0.12343         41        0.21362         66        2.07950         91       23.48856
            17        0.13094         42        0.22950         67        2.29212         92       25.50429
            18        0.13595         43        0.24706         68        2.53460         93       27.96192
            19        0.13929         44        0.26629         69        2.79858         94       31.38385
            20        0.14012         45        0.28803         70        3.09816         95       36.79827
            21        0.13845         46        0.31146         71        3.44160
            22        0.13595         47        0.33656         72        3.83998
            23        0.13261         48        0.36419         73        4.29328
            24        0.12927         49        0.39434         74        4.79446

-------------------------------------------------------------------------------------------------------------
FEMALE       0        0.15682         25        0.09172         50        0.36251         75       3.37627
             1        0.07003         26        0.09422         51        0.39015         76       3.80233
             2        0.06669         27        0.09589         52        0.42198         77       4.26156
             3        0.06502         28        0.09839         53        0.45718         78       4.76165
             4        0.06419         29        0.10173         54        0.49324         79       5.31945
             5        0.06252         30        0.10423         55        0.53183         80       5.95867
             6        0.06085         31        0.10757         56        0.57044         81       6.70042
             7        0.05918         32        0.11091         57        0.60823         82       7.56414
             8        0.05835         33        0.11508         58        0.64603         83       8.55014
             9        0.05752         34        0.12009         59        0.68890         84       9.65169
            10        0.05666         35        0.12593         60        0.73937         85      10.86109
            11        0.05835         36        0.13428         61        0.80166         86      12.17440
            12        0.06085         37        0.14430         62        0.87917         87      13.59463
            13        0.06419         38        0.15515         63        0.97447         88      15.12827
            14        0.06838         39        0.16684         64        1.08173         89      16.79398
            15        0.07170         40        0.18104         65        1.19760         90      18.61342
            16        0.07503         41        0.19508         66        1.31788         91      20.64004
            17        0.07753         42        0.21112         67        1.44090         92      22.96851
            18        0.08004         43        0.22616         68        1.56837         93      25.79733
            19        0.08254         44        0.24121         69        1.71053         94      29.58620
            20        0.08421         45        0.25793         70        1.87771         95      35.36619
            21        0.08588         46        0.27549         71        2.08207
            22        0.08671         47        0.29473         72        2.33334
            23        0.08838         48        0.31480         73        2.63542
            24        0.09005         49        0.33740         74        2.98480

THESE RATES ARE BASED ON THE COMMISSIONER'S 1980 STANDARD ORDINARY NON-SMOKER MORTALITY TABLE.

55641                                                                     L18-86

                                  DEFINITIONS

AGE

     The insured's age as of his or her last birthday.

FUND

     Each fund is a separate investment portfolio of Fortis Series Funds, Inc., a "series" type management investment company registered under the Investment Company Act of 1940.

GENERAL ACCOUNT

     Amounts allocated to the General Account will be invested with all of our assets, which are not allocated to a segregated investment account.

HOME OFFICE

     Our Office at 500 Bielenberg Drive, Woodbury, Minnesota 55125 (mailing address: P.O. Box 64582, St. Paul, MN 55164). Payments and other communications received at the Home Office after the end of a valuation date will be deemed to have been received on the next valuation date.

LAPSE

     Condition that exists when the insured's life is no longer under this policy.

NET PREMIUM

     The net premium is the premium paid less the premium expense charges shown on the policy schedule.

POLICY DATE

     The date shown on the policy schedule which is used to determine policy anniversaries, monthly anniversaries and policy years.

PRO-RATA BASIS

     Allocation among the general account and the subaccounts in the same proportion that the unloaned policy value in the general account and the policy value in each subaccount bears to the total unloaned policy value.

SEPARATE ACCOUNT

     A segregated investment account entitled Variable Account C. This account was established by us pursuant to applicable law.

SUBACCOUNT

     The subaccounts of the separate account to which policy value may be allocated and earn a return. Each subaccount invests all of its assets in a different fund having the same investment policies and objectives as that subaccount.

VALUATION DATE

     Each day that the New York Stock Exchange is open for trading.

VALUATION PERIOD

     The period commencing at the close of the New York Stock Exchange on one valuation date and continuing to the close of the New York Stock Exchange on the next succeeding valuation date.


55594                              Page 2

THE CONTRACT

THE CONTRACT

This policy, the attached application amendements, endorsements, and riders make up the entire contract. Any statements made by you or the insured in the application will be considered representations and not warranties. No statement made by you or the insured will be used by us to defend against a claim under this policy unless it is contained in the application.

POLICY CHANGES

Any change or waiver of this policy or its provisions must be made in writing and signed by our President and Secretary. No agent has the right to change or waive any provision of this policy.

POLICY OWNER

The owner is as shown on the policy schedule, unless later changed as provided in this policy. As owner, you have all rights, privileges and benefits under this policy while the insured is living. If you have not named a successor owner and you die while the insured is alive, your estate will become the owner. All notices will be sent to you at the address of record. Please notify us of any change of address.

SUCCESSOR OWNER

You may name a successor owner who will take (CAN'T READ)

BENEFICIARY

When the insured dies, we will pay the proceeds of this policy to the beneficiary. The beneficiary will be as shown in the application unless you have changed the beneficiary. Benefits added by rider are subject to the beneficiary provisions of that rider.

The proceeds will be paid to you or your estate if the insured dies and (1) no beneficiary survives the insured; or (2) no beneficiary was ever named.

CHANGE OF BENEFICIARY OR SUCCESSOR OWNER

While the insured is living, you may change or revoke the beneficiary or successor owner. You must make the change in writing in a form satisfactory to us. The change won't take effect unless we receive and record it at our Home Office.

When we record it, the change will take effect as of the date you sign it, whether or not the insured is living. The change will be subject to any action we take before we record the change.

ASSIGNMENTS

You may assign this policy while the insured is alive. No assignment will take effect unless it is in writing and a copy is sent to our Home Office. When we record it, the assignment will take effect as of the date you sign it, whether or not you are living. The assignment will be subject to any action we take before we record it.

We are not responsible for the validity of any assignment. Any unpaid loans and interest due against this policy will be paid before we pay any claim made by the person to whom you have assigned this policy.

If you want the beneficiary or successor owner changed when you assign this policy, you must make the change in writing with the assignment.

MISSTATEMENTS OF AGE OR SEX

If the insured's age or sex is misstated, the amount we will pay will be the amount that the last cost of insurance deductions would have purchased by the most recent cost of insurance rates at the correct attained age and sex.

CLAIMS ON PROCEEDS

To the extent permitted by law, no payment we make will be subject to claims against any payee. No payee has any ownership rights to the payments before they are received.

PAYMENTS BY US

(CAN'T READ) policy are payable at our Home Office.

MATURITY DATE

The maturity date is the last date insurance coverage can remain in force and the date on which any remaining surrender value will be paid to you. The date is shown on the policy schedule. Coverage will end prior to the maturity date if the surrender value isn't sufficient to continue coverage to such date.

INCONTESTABLE

This policy will be incontestable after it has been in force for 2 years during the lifetime of the insured.

Any increase in face amount or any reinstatement will be incontestable after that increase or reinstatement has been in force 2 years from its effective date during the lifetime of the insured. Any contest will then be based only on the application for the increase or reinstatement.

SUICIDE

If the insured commits suicide while sane or insane, within 2 years of the policy date (1 year in Colorado and North Dakota), our total liability under this policy will be the premiums paid, minus

55595                              Page 3
any policy loan, plus any unearned loan interest, minus any prior withdrawals.

If the insured commits suicide while sane or insane, within 2 years (1 year in Colorado and North Dakota) from the effective date of any increase in face amount or reinstatement, our total liability with respect to such increase or reinstatement will be the cost of insurance for the increase or reinstatement.

ANNUAL REPORT

Once a year we will send you an annual report free of charge. This report will show your policy status as of a date no more than 60 days earlier than the date of mailing. It will include: (1) your policy, value, cash value, and death benefit as of the date of the report; and (2) the premiums paid, performance of your subaccounts, and the loans, withdrawals, transfers, and charges since the last report.

PREMIUMS, GRACE PERIOD AND
REINSTATEMENT

PAYMENT OF PREMIUMS

The first premium is due on the policy date. The amount and frequency of planned periodic premium payments are shown on the policy schedule. You may make changes in frequency and you may increase or decrease the amount of planned periodic premium payments.

This policy will not take effect until it has been delivered and the first premium has been paid prior to the insured's death and prior to any change in health as shown in the application.

All premiums are payable at the Home Office. Receipts will be furnished upon request. We will send you premium payment reminder notices.

Additional premium payments may be made at any time prior to the maturity date of this policy. We reserve the right to limit the number and amount of additional premium payments.

Premiums will be credited on the valuation date they are received at our Home Office. All net premiums credited to this policy prior to the expiration of your right to return this policy will be allocated to the Money Management Subaccount. After the right to return the policy has expired and when the value of the assets is next determined, the value in the Money Management Subaccount will be reallocated to the various subaccounts or the general account according to your requested premium allocation. If we do not receive a premium allocation request, the money will stay in the Money Management Subaccount until we receive other instructions.

Section 101(a) of the Internal Revenue Code of 1954, as amended, provides for the exclusion of death benefits from gross income for life insurance contracts. Section 7702 of the Code defines the term "life insurance contract." It provides a maximum limitation on premiums which may not be exceeded if this policy is to qualify for the exclusion. Any portion of a premium payment received by us in excess of that limitation will be refunded with any interest or applied as otherwise agreed.

GRACE PERIOD

During the first 2 years, this policy will not enter the grace period regardless of investment experience if the minimum premium requirement is met. The minimum premium requirement is met if on each monthly anniversary
(a) is equal to or greater than (b) where:

(a) is the sum of all premiums paid less any cash withdrawals and less any loans;

(b) is the sum of the required monthly premiums including the premium due on the current monthly anniversary.

Otherwise, if the surrender value on a monthly anniversary is not enough to cover the monthly deductions for the following month, a grace period of 61 days after the date of the notice will be allowed for the payment of a premium sufficient to cover the monthly deductions until the end of the grace period.

We will notify you when a premium payment is necessary to cover the monthly deductions. The notice will be mailed to your last known address on any monthly anniversary day there is not enough surrender value to pay the monthly deductions. If such premium is not paid within the grace period, all coverage under this policy will lapse with no value. If a death claim becomes payable under this policy during the grace period, any overdue monthy deductions will be subtracted from the proceeds.

REINSTATEMENT

If this policy lapses, we will reinstate it while the insured is living within five years after the date of lapse. The reinstatement is subject to:

1. Receipt of proof insurability satisfactory to us; and

2. Payment of a premium large enough to cover:

   a. an amount sufficient to keep the policy in force for at least 2 months from the reinstatement date:

   b. the balance needed for the monthly deduction on the monthly anniversary date immediately before the start of the grace period, and for the monthly deduction on any monthly anniversary date occurring during the grace period.

   c. any unpaid monthly administrative charges and monthly expense charges that would have applied from the end of the grace period until the earlier of the reinstatement date and the end of he first policy year.

If this policy is reinstated, the Incontestable and Suicide Exclusion provisions will go into effect. The contestable period and the suicide exclusion will begin on the date this policy is reinstated and will be based on the application taken at that time.

The effective date of a reinstatement will be the first monthly anniversary following the day we approve the application for reinstatement. Policy value after reinstatement will be allocated according to your instructions or to the Money Management Subaccount if no instructions are received.

EXCHANGE OF POLICY

Before the second anniversary this policy may be exchanged for a new policy of fixed benefit insurance on the insured's life. The new policy will be any policy which is not dependent upon investment results of a separate account, subject to conditions normally applicable to the new policy. It will have the same policy date and will be issued at the same rating class and issue age as this policy. No evidence of insurability will be required. The new policy will have the same riders as this policy if they are available. On the day of exchange the death benefit on the new policy will equal the death benefit on this policy.

The exchange will be subject to an equitable adjustment in payments and cash values to reflect differences, if any, between this policy and the new policy.

The request for exchange must be in writing on a form suitable to us. This policy must be delivered to us, at our Home Office while the policy is in force. You must be the owner of the new policy.

The date of exchange will be the first monthly anniversary day on or next following the latest of:

1. the date the owner requests the change to be effective:

2. the date that the request for exchange and the surrendered policy are received at our Home Office: or

3. the date we receive payment of the cost of exchange or other amounts due, if any.

This policy also may be exchanged within 60 days after a notice of change in a fund's investment policy as described below.

SEPARATE ACCOUNT

SEPARATE ACCOUNT

The separate account (referred to as "the account") was established under and is subject to the insurance laws of Minnesota. The assets of the account are owned by us, but are kept separate from our general investment assets.

SUBACCOUNTS

The account has several subaccounts, each investing in one of the corresponding funds. The subacconts are listed on the policy schedule. Premium amounts after certain deductions will be allocated among the subaccounts and the general account according to the percentages listed on the policy schedule. No allocation may be less than 10% of the premium, and any allocation must be a multiple of one percent.

The allocation of future invested premium amounts may be changed at any time if the policy is not in the grace period. The request for change must be in writing on a form suitable to us. The change will take effect on the date the request is received in our Home Office.

The value of the assets in each subaccount will be determined on the valuation date. If the value of the assets is needed on a day that the subaccount has not been valued, the value on the next valuation date will be used.

SEPARATE ACCOUNT ASSETS

The value of the assets in the separate account will always be at least equal to the sum of all policy values under policies allocating values to the account. To the extent those assets do not exceed this amount, they are used to support those policies; those assets are not used to support any other business conducted by us. The excess of this amount may be used in any other way.

CHANGE OF INVESTMENT ADVISOR OR INVESTMENT
POLICY

Unless otherwise required by law or regulation, the investment advisor or any investment policy may not be changed without our consent. Any investment policy will not be changed unless a statement of the change is filed with and approved by the Commerce Commissioner of the State of Minnesota. If required, approval of or change of any investment objective will be filed with the Insurance Department of the state where this policy is delivered.

55596                              Page 5
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You will be notified of any material investment policy change which has been approved. Notification of an investment policy change will be given in advance if you have the right to comment on or vote on such change.

Any substitution of the underlying investments of any subaccount will comply with all applicable requirements of the Investment Company Act of 1940 and rules thereunder.

RIGHTS RESERVED BY US

When required by law, we will obtain your approval of changes and we will gain approval from any appropriate regulatory authority. Such approval may not be required in all cases, however. Examples of the changes we may make include:

1. To operate the separate account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law.

2. To take any action necessary to keep this policy in compliance with all applicable laws, rules, regulations, interpretations, holdings or orders.

3. To transfer any assets in any subaccount to another subaccount, or to one or more separate accounts, or to the general account.

4. To add, combine or remove subaccounts in the separate account.

5. To substitute, for the fund shares held in any subaccount, the shares of another fund of Fortis Series or the shares of another investment company or any other investment permitted by law.

6. To make any other necessary technical changes in the policy in order to conform with any action the above provisions permit us to take.

TRANSFERS

You may transfer amounts among the subaccounts or to and from the general account if the policy is not in the grace period. The request to transfer amounts must be in writing on a form suitable to us. The transfer will take effect on the day we receive the written notice at our Home Office. We may also permit continuing automatic periodic transfers. The maximum transfer charge is shown on the policy schedule. We reserve the right to limit the number and amount of transfers.

TRANSFER FROM THE GENERAL ACCOUNT

Transfers from the general account to the separate account are subject to the following: (1) the maximum amount per account transfer is 25% of your unloaned general account value, and (2) the transfer may only take place once a year and within 30 days of your policy anniversary. If our unloaned general account value is less than $250 you may transfer the entire unloaned balance to the separate account.

DEATH BENEFIT

The proceeds payable at the death of the insured will be the death benefit in force on the date of the insured's death plus any premiums received after the date of death, minus any policy loans.

TYPE A (LEVEL AMOUNT)

The death benefit will be the larger of (a) the face amount or (b) the percentage of policy value from the table below.

TYPE B (ADDITIONAL AMOUNT)

The death benefit will be the larger of (a) the face amount plus the policy value or (b) the percentage of policy value from the table below.

                    Percentage of Policy Value
-----------------------------------------------------------------------
If attained age of                                Then the percent
insured at the                                    will decrease by
beginning of the                                  equal steps for
contract year is:                                 each year:

                       But not
More than              more than                  From             To
   0                     40                        250             250
  40                     45                        250             215
  45                     50                        215             185
  50                     55                        185             150
  55                     60                        150             130
  60                     65                        130             120
  65                     70                        120             115
  70                     75                        115             105
  75                     90                        105             105
  90                     95                        105             100

The initial death benefit option is found on the policy schedule.

CHANGES IN TYPE OF DEATH BENEFIT

You may change the type of death benefit. The change will take effect on the first monthly anniversary following the day we approve your written request at the Home Office. We will need evidence of insurability if you are changing from Type A to Type B death benefit. No change in the type of death benefit will be allowed if the resulting face amount would be less than the minimum face amount shown on the policy schedule.

If the change is from Type A or Type B, the face amount will be reduced by the amount of the policy value on the effective date of the change. If the change is from Type B to Type A, the face amount will be increased by the amount of the policy value on the effective date of the change.

                                   Page 6
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CHANGES IN FACE AMOUNT

The face amount may be increased or decreased at any time. You may request a change in writing. Any increase or decrease will take effect on the first monthly anniversary following the day we approve the request. Changes are subject to the following:

1. The decrease will be applied to the initial face amount and any increase in face amount in reverse order in which they become effective.

   The face amount after any requested decrease may not be less than the minimum face amount shown on the policy schedule.

2. Any request for an increase will require proof of insurability satisfactory to us. An increase will also require sufficient surrender value to cover the first new monthly deduction. Increases will not be allowed if the monthly deduction is being waived under the terms of a Waiver of Monthly Deductions Rider.

DEDUCTIONS

MONTHLY DEDUCTION

The monthly deduction for a policy month will be allocated on a pro-rata basis.

The monthly deduction for a policy month will be equal to the sum of:

1. the cost of insurance (as described below) and the cost of additional benefits provided by rider for the policy month.

2. a monthly administrative charge shown in the policy schedule.

3. a monthly expense charge shown in the policy schedule.

COST OF INSURANCE

We determine the cost of insurance on a monthly basis. The cost of insurance is determined separately for the initial face amount and any increase made later. If a Type A death benefit is chosen and there have been increases in the face amount, then the policy value will first be considered as part of the initial face amount. If the policy value exceeds the initial face amount, any excess will be considered as part of any increase in face amount in the order of those increases.

The cost of insurance is equal to:

a. the death benefit on the monthly anniversary; minus the policy value on the monthly anniversary; multiplied by

b. the cost of insurance rate as described below.

COST OF INSURANCE RATES

The monthly cost of insurance rate is based on the attained age and risk class of the person insured. Monthly cost of insurance rates may be changed by us from time to time. A change in the cost of insurance rates will apply to all persons of the same age and risk class. For smoker and nonsmoker risks, the cost of insurance rates will not exceed the rates found in the Commissioner's 1980 Standard Ordinary Mortality Table shown in the table of guaranteed cost of insurance rates.

POLICY VALUE

POLICY VALUE

Your policy value is equal to the sum of your separate account value and your general amount value.

SEPARATE ACCOUNT VALUE

The value in each subaccount on the policy date is equal to the portion of the net premium plus any prior earnings which has been paid and allocated to that subaccount, less the portion of the monthly deduction allocation allocated to the value in that subaccount.

At the end of each valuation period after the policy date, the value in a subaccount, is equal to the sum of:

1. your value in the subaccount at the last valuation;

2. any net premium received during the current valuation period which is allocated to the subaccount;

3. all values transferred to the subaccount; and

4. any net investment return allocated to the subaccount.

MINUS the following:

1. all values transferred to another subaccount or the general account, and values transferred to secure a policy loan during the current valuation period; and

2. all partial withdrawals from the subaccount during the current valuation period.

In addition, whenever a valuation period includes the monthly anniversary day, the subaccount value at the end of such period is reduced by the portion of the monthly deduction allocated to the subaccount.

NET INVESTMENT FACTOR

The net investment factor measures the investment performance of a subaccount during a valuation period. The net investment factor for each subaccount for a valuation period is calculated as:

55700                              Page 7                                    AL
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1. the investment income and capital gains, realized and unrealized, credited to the subaccount assets since the last valuation; minus

2. the capital losses, realized and unrealized, charged to the subaccount assets since the last valuation; and

3. the amount charged each subaccount for taxes attributable to the operation of the subaccount; divided by

4. the value of the subaccount assets at the last valuation; minus

5. a charge not to exceed .0020548% for each day of the valuation period. This is a .75% per year charge for mortality and expense risks.

GENERAL ACCOUNT VALUE

Your value in the general account on the policy date is equal to the portion of the net premium plus any prior earnings which has been paid and allocated to the general account, less the portion of the monthly deduction allocated to the general account. On each monthly anniversary day, the value in the general account is equal to the sum of:

1. the value in the general account on the last monthly anniversary day plus interest from the last monthly anniversary day;

2. any net premium received since the last monthly anniversary day which is allocated to the general account plus interest from the date the net premium is received to the monthly anniversary day;

3. all values transferred to the general account from a subaccount since the last monthly anniversary plus interest from the date the value is transferred to the monthly anniversary day; and

4. any net investment return allocated to the general account;

MINUS the following:

5. all values transferred from the general account to a subaccount since the last monthly anniversary day plus interest from the date the value is transferred to the monthly anniversary day;

6. all partial surrenders from the general account since the last monthly anniversary day plus interest from the date of the partial surrender to the monthly anniversary day; and

7. the portion of the monthly deduction allocated to the value in the general account, to cover the policy month following the monthly anniversary day.

On any date other than a monthly anniversary day, your value will be calculated on the same basis as on the monthly anniversary day.

GENERAL ACCOUNT INTEREST RATE

Value held in the general account will earn interest monthly at an effective annual guaranteed rate of 5%. Interest in excess of the guaranteed rate may be applied in the calculation of the value at such increased rates as we may determine.

No interest in excess of the guaranteed rate will be applied to any portion of your policy value in the general account which equals any loan.

BASIS OF COMPUTATIONS

Value and reserves are at least equal to those required by law. A detailed statement of the method of computation of values and reserves has been filed with the insurance department of the state in which this policy was delivered.

SURRENDERS, LOANS AND WITHDRAWALS

CASH VALUE

The cash values as of any date is equal to the policy value less any contingent deferred sales charge shown in the policy schedule.

SURRENDER VALUE

The surrender value as of any date is equal to:

1. the cash value; minus

2. any unpaid policy loan; plus

3. any unearned loan interest.

SURRENDER

Upon written request, you may surrender this policy for the surrender value. It may be surrendered at any time during the lifetime of the insured. The surrender will be determined as of the date we receive the request at our Home Office.

POLICY LOANS

During the continuance of this policy, we will grant a loan against this policy provided (1) we have received a signed loan agreement; and (2) this policy is assigned to us.

You may borrow up to 90% of the cash value. This policy will be the sole security for the loan.

An amount equal to the loan will be withdrawn from the subaccounts and the unloaded portion of the general account and held in the general account until the loan is repaid. Unless you specify otherwise, the loan amount will be withdrawn on a pro-rata basis.

We reserve the right to defer a loan from the general account for the period permitted by law, but not for more than 6 months. We will not defer a loan if it is to be applied to pay premiums on any policies you have with us.

                                   Page 8
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INTEREST ON POLICY LOANS

Interest on any loan will be at the policy loan rate shown on the policy schedule, payable annually in advance. Interest not paid when due will be added to the loan and bear interest at the same rate.

LOAN REPAYMENT

While the policy is in force before the death of the insured or before surrender, any indebtedness may be repaid. Any amounts received on this policy will be considered premiums unless they are clearly marked as loan repayments. As the loan is repaid, the amount repaid will be transferred from the loaned portion of the general account to the subaccounts and the unloaned portion of the general account in the same manner as premiums are allocated, unless you direct otherwise.

WITHDRAWALS

Cash withdrawals may be made at any time after the first policy year and during the lifetime of the insured. Only one withdrawal is allowed during a policy year. You must request a withdrawal in writing. The request will be effective on the date we receive it at our Home Office.

A withdrawal charge may be deducted from each withdrawal amount and the balance will be paid to you. This withdrawal charge will not exceed the charge shown on your policy schedule.

(CAN'T READ)is made the policy value shall be reduced by the amount of the withdrawal. If the death benefit is Type A, the insured's face amount will also be reduced by the amount of the withdrawal. No withdrawal will be allowed if the resulting face amount would be less than the minimum face amount shown on the policy schedule.

We reserve the right to defer a withdrawal from the general account for the period permitted by law, but not for more than 6 months. We will not defer a withdrawal if it is to be applied to the payment of premiums on any policies you have with us.

Unless otherwise specified, withdrawals will be allocated on a pro-rata basis.

SETTLEMENT OPTIONS

CHOICE OF OPTIONS

We will pay the proceeds of this policy in a single sum unless you choose one of the settlement options described below. You may also choose any other option that is agreeable to both you and us.

You may change your choice of option later. If you do not choose an option before the insured dies, the beneficiary will have the right to choose an option.

We will pay interest on proceeds paid in a single sum from the date of the insured's death until the date of payment. The interest rate on these payments and any proceeds we hold under options 1, 2, 3 and 4 below will be at least 3 1/2% per year.

SETTLEMENT DATE

The settlement date of this policy is the date of the insured's death or the date of any other termination of this policy.

OPTION 1. INTEREST PAYMENTS

You may leave the proceeds with us for a period of time you select when you choose this option. Interest begins to accrue on the settlement date. We will pay the interest at 12, 6, 3, or 1 month intervals, as you choose. At the end of the selected period, we will pay the proceeds in a single sum or under any other option selected when you choose this option.

OPTION 2. PAYMENTS OF A FIXED AMOUNT OR FOR A
FIXED PERIOD

You may leave the proceeds with us and we will make payments in one of the ways shown below. You may request us to make these payments at 12, 6, 3 or 1 month intervals.

(1) We will make payments in an amount you select when you choose this option; or

(2) We will equal payments over any period of from 1 to 30 years, as you select when you choose this option. Table 1 shows minimum payments for each $1,000 of proceeds held under this option. Payments for any period not shown will be furnished at your request.

                 TABLE 1. Payments for each
              $1,000 of Proceeds under Option 2

No. of Years                Annual                 Monthly
  Payable                  Payments               Payments
----------------------------------------------------------
     5                     $213.99                 $18.12
    10                      116.18                   9.83
    15                       83.89                   7.10
    20                       67.98                   5.75
    25                       58.62                   4.96

OPTION 3. LIFE INCOME PAYMENTS

We will pay the proceeds in one of the following ways:

55598                              Page 9
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(1) Life Annuity; A monthly income during the life of the payee; or

(2) Life Annuity with a Guaranteed Period: A monthly income with payments guaranteed for either 10 or 20 years, as you choose, continuing during the payee's lifetime; or

(3) Refund Life Annuity: A monthly income with payments guaranteed for the number of months determined by dividing the proceeds by the first monthly payment. The payments continue during the payee's lifetime.

The payee is the person who will receive the income payments under Options 3 and 4. The amount of the monthly payments depends on the type of income you select and the age of the payee on the settlement date and the amount of the proceeds.

Table 2 shows minimum payments for each $1,000 of proceeds held under this option. Monthly payments not shown will be furnished at your request.

                 TABLE 2. Monthly Payments for each
                 $1,000 of Proceeds under Option 3

                Refund               Life Annuity
Age of           Life                Certain for                 Life
Payee           Annuity         10 yrs         20 yrs          Annuity
----------------------------------------------------------------------
 50             $4.54            $4.71         $4.50            $4.79
 55              4.92             5.14          4.79             5.27
 60              5.39             5.68          5.10             5.91
 65              6.01             6.35          5.38             6.77
 70              6.83             7.17          5.63             8.00

OPTION 4. JOINT LIFE INCOME PAYMENTS

You may name two payees to whom we will pay a joint monthly income during their joint lifetime. After either payee's death, we will make monthly payments equal to 2/3 of the joint monthly payment during the survivor's lifetime.

The amount of the monthly payment depends on the age of each payee on the settlement date, and the amount of the proceeds.

Table 3 shows minimum monthly payments for each $1,000 of proceeds held under this option. Amounts not shown will be furnished at your request.

                 TABLE 3. Monthly Payments for each
                 $1,000 of Proceeds under Option 4

                                     Age of Payee
Age of            5 years                 Same                 5 Years
Payee             Younger                  Age                  Older
---------------------------------------------------------------------
 50                $4.37                  $4.56                 $4.75
 55                 4.75                   4.97                  5.23
 60                 5.23                   5.54                  5.87
 65                 5.87                   6.29                  6.76
 70                 6.76                   7.36                  8.04

If you choose Options 2, 3, or 4 and the monthly payments are less than those provided by our then current settlement rates, we will pay the larger amount.

MINIMUM AMOUNT

We have the right to pay the proceeds in a single sum if: (1) the proceeds payable are less than $2,000; or (2) payments under the settlement option you have chosen would be less than $20.

SUPPLEMENTARY CONTRACT

If you request a settlement option, we will prepare an agreement stating the terms under which payment will be made. This agreement will replace this policy when proceeds become payable. You must surrender this policy to us at our home office at that time.

PROOF OF AGE

We will require proof of any payee's age under Option 3 and 4.

EXCESS INTEREST

The interest rates stated in this section of the policy are the guaranteed minimum rates we will pay on proceeds we hold. We have the option to pay excess interest, on an annual basis.

COMMUTATION

No payee has the right to change the settlement option chosen before the insured's death, unless we provide that right in this policy. Payments may not be assigned or commuted.

DEATH OF PAYEE

If the payee dies before receiving all proceeds payable, we will pay the amount still due to the payee's estate, unless we approve other arrangements.

                                   Page 10
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                        GUARANTEED DEATH BENEFIT RIDER

This rider is part of your policy.

DEDUCTION

A death benefit guarantee charge is included in the monthly deduction in the first five policy years or until the policy anniversary on or after the insured's 65th birthday, whichever is later. The charge will not be taken if the guaranteed death benefit is no longer in effect. The initial death benefit guarantee charge is shown in your Policy Schedule. It will change if;
1) the specified amount is increased or decreased; or 2) riders are added, changed, or terminated.

GUARANTEED DEATH BENEFIT

If you meet the minimum premium requirement described below, the policy will not lapse even if your surrender value is not sufficient to cover the monthly deduction on a monthly anniversary day.

MINIMUM PREMIUM REQUIREMENT

The minimum premium requirement on each monthly anniversary is met if (a) is equal to or greater than (b) where:

(a) is the sum of all premiums paid less any cash withdrawals and less any loans;

(b) is the sum of the required monthly premiums including the premium due on the current monthly anniversary.

The required monthly premium is based on the insured's attained age and risk class on the effective date of this rider and is shown in your Policy Schedule.

Required premiums may be paid on a mode of payment other than monthly as long as the sum of premiums paid equal the total required monthly premiums at any time.

For any month that your deductions are being paid by our Waiver of Monthly Deductions Rider, the required monthly premium will be zero.

CHARGES THAT AFFECT THE MINIMUM PREMIUM
REQUIREMENT

The required monthly premium will change (1) the face amount is increased or decreased but not if the change in face amount is due to a partial withdrawal or a change in death benefit types, (2) riders are added, deleted, or changed, or (3) rating classifications change.

Also, as stated above, the minimum premium requirement is affected by any cash withdrawals or loans on your policy.

If the required monthly premium changes, we will send you a new Policy Schedule. Also, additional premiums may be required on the date of change in order to meet the new minimum premium requirement.

NOTICE

If on any monthly anniversary day the minimum premium requirement is not met, we will send you a notice of the premium required. If the premium is not received by us at our Home Office prior to the next monthly anniversary day, the guaranteed death benefit will no longer be in effect and this rider will terminate.

REINSTATEMENT

If this rider terminates, it may not be reinstated.

TERMINATION

(1) the monthly anniversary date on or next following our receipt at our Home Office of your written request for termination;

(2) the monthly anniversary day following our notice to you that the minimum premium requirement was not met;

(3) when the policy is surrendered or the insured dies;

(4) the policy anniversary date on or after the insured's 65th birthday or five years from the policy date, whichever is later.

NONPARTICIPATING

This rider will not share in our profits or surplus earnings.

VALUES

This rider has no cash value, surrender value, or loan value.

GENERAL PROVISIONS

All provisions in the policy which are not inconsistent with this rider, apply to this rider.

We sign this rider at St. Paul, Minnesota, to take effect on the policy date unless a different date is shown on the Policy Schedule.

/s/ Charles J. (CAN'T READ)          /s/ (CAN'T READ)
------------------------             ------------------------
SECRETARY                            PRESIDENT

55872                                                                       L79
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FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95 POLICY. FLEXIBLE PREMIUMS PAYABLE
DURING THE LIFETIME OF THE INSURED UNTIL THE MATURITY DATE. DEATH BENEFIT PAYABLE AT DEATH PRIOR TO MATURITY DATE. ADJUSTABLE DEATH BENEFIT. SURRENDER VALUE PAYABLE ON MATURITY DATE. NONPARTICIPATING. SOME BENEFITS REFLECT INVESTMENT RESULTS.



                               FORTIS BENEFITS
                              INSURANCE COMPANY
                  P.O. Box 64582, St. Paul, Minnesota 55164
                               1-800-800-2638